UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nuveen Performance Plus Municipal Fund, Inc.
(Name of Issuer)
Auction Preferred Stock
(Title of Class of Securities)
67062P207
67062P306
67062P405
67062P504
67062P603
(CUSIP Number(s))
March 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No(s).	67062P207 67062P306 67062P405 67062P504 67062P603

1	NAMES OF REPORTING PERSONS

	UBS AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%***

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK
** These amounts reflect UBS AG’s combined holdings in the series of auction preferred stock of the issuer identified by the CUSIP number(s) set forth on the cover page of this Schedule 13G.
*** This calculation reflects a fraction the numerator of which is the total set forth in Item 9 of this cover page and the denominator of which is the aggregate amount of auction preferred stock of all series identified in Item 2(e) of this Schedule 13G, which latter amount is treated herein as a single class of securities in accordance with the Auction Rate Securities—Global Exemptive Relief letter issued by the staff of the Securities and Exchange Commission on September 22, 2008 (the “Global Relief Letter”).

Item 1(a) Name of Issuer
Nuveen Performance Plus Municipal Fund, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
Nuveen Performance Plus Municipal Fund, Inc.
333 W. Wacker Dr.
Chicago, IL 60606
Item 2(a) Name of Person Filing:
UBS AG
Item 2(b) Address of Principal Business Office:
UBS AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Item 2(c) Citizenship or Place of Organization:
Switzerland
Item 2(d) Title of Class of Securities
Auction Preferred Stock
Item 2(e) CUSIP Number(s):
67062P207
67062P306
67062P405
67062P504
67062P603
This response lists the CUSIP numbers assigned to every series of auction preferred securities issued by the Issuer, and not redeemed as of January 31, 2009, including series in which UBS AG may not have an ownership position.
Item 3. Type of Person Filing:
UBS AG is classified as a Bank as defined in section 3(a)(6) of the Securities Act or 1933 pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

Item 4 (a)-(c)(iv). Ownership:
Items 5-11 of the cover page and Item 2(e) above are incorporated by reference in our response to this Item 4.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:
This statement on Schedule 13G is being filed by UBS AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10. Certification:
By signing below, the undersigned certify that, to the best of their knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) that the reporting person(s) identified above are eligible to rely upon the Global Relief Letter with respect to the submission of this Schedule 13G.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Anthony DeFilippis
Executive Director
Central Compliance

By:	/s/ Paul Sitarz
Managing Director
ARS Business Management
Date: April 11, 2011